Exhibit 99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

On November 14, 2013, a special meeting of the shareholders of the Union Street Partners Value Fund was held for the purpose of electing four Trustees to the World Funds Trust’s Board of Trustees. The four nominees were approved by the shareholders of the Fund based on the following results:

Total Outstanding Shares:	1,300,286

Total Shares Voted:	727,155

Voted For:	727,155

Voted Against:	0

Abstained:	0